FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.            Madison Minerals Inc. News Release Dated February 3, 2005,

2.            Madison Minerals Inc. News Release Dated February 7, 2005,

3.            Notice of Annual General Meeting Dated February 17, 2005,

4.            Information Circular, Schedule “A” Audit Committee Charter, Schedules B and C, Proxy and Return Card, (Audited Financial Statements for the Year Ended October 31, 2004, EDGAR filed Under the Companies Form 20F Annual Report Form on February 28, 2005).

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        82-________________

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                                       MADISON MINERALS INC.

                                                                                       (Registrant)

Date: March 3, 2005                                                      By:        “James G. Stewart”

                                                                                                      James G. Stewart

                                                                                       Its:       Secretary

                                                                                                     (Title)

March 3, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:      Madison Minerals Inc. - (File #0-29250)

            Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:      James G. Stewart

            Secretary

Enclosures

cc:        Standard & Poor's Corporation (w. 3 copies)

            OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON

                    Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.                                               Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 3, 2005

Trading Symbols:  TSX Venture – MMR

OTC\BB-MMRSF

Web Site:  www.madisonminerals.com

PRIVATE PLACEMENT CLOSES

Further to its news release of November 12, 2004, Madison Minerals Inc. (TSX-V: MMR) is pleased to report that that it has closed, in two closings, the placement as to 3,655,100 units of Madison. Each unit consists of one common share and one warrant entitling the purchase of one additional common share of Madison at a price of $0.90 per share for a period of eighteen months following closing.  The first closing occurred on December 9, 2004 as to 1,056,000 units.  The second closing occurred today as to 2,599,100 units.  The gross proceeds of $2,375,815 generated from the placement have and will be used primarily to fund exploration of Madison’s Mt. Kare Property in Papua New Guinea and to pay accounts payable in respect thereof.

Canaccord Capital Corporation (“Canaccord”) has acted as Madison’s agent in respect of the placement and received a cash commission of 7.5% of the gross proceeds, a broker’s warrant entitling the purchase of up to 397,332 shares of Madison at the same terms as described above (126,720 warrants exercisable until June 9, 2006 and 270,612 exercisable until August 3, 2006), an administration fee of $7,500 and a corporate finance fee of 60,000 shares. Madison has elected to terminate the balance of the placement.

All certificates issued to the subscribers and to Canaccord at the first closing are subject to a four-month hold period expiring on April 10, 2005 and all certificates issued to the subscribers and to Canaccord at the first closing are subject to a four-month hold period expiring on June 4, 2005.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

                    Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.                                               Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 7, 2005

Trading Symbols:  TSX Venture – MMR

OTC\BB-MMRSF

Web Site:  www.madisonminerals.com

NEW EXPLORATION DISCOVERIES AT MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that its ongoing prospecting, trenching and sampling program at its Mt. Kare Property in Papua New Guinea has resulted in some important new discoveries.  Madison plans to undertake additional surface exploration and detailed IP surveying prior to drilling evaluation of these targets.

Madison’s geologic crews have been systematically ground checking and screening the numerous chargeability and resistivity anomalies identified by the 2004 Induced Polarization (“IP”) geophysical survey.  The IP survey was designed to identify the chargeability and resistivity IP geophysical characteristics of the known mineralization previously outlined at Mt. Kare and to expand the survey grid well beyond the area of known mineralization to search for similar features, using the IP geophysical characteristics of the known mineral resource as a comparative interpretive guide.

Because of the success of Madison’s initial IP geophysical survey results in the identification and correlation with favorable geology, alteration and mineralization, Madison will undertake a follow-up survey of additional step-out and detailed in-fill IP coverage beginning in late March or April.

Madison’s prospecting and trenching evaluation of the geophysical anomalies has focused on extensions beyond areas drilled and included within the Watts, Griffis & McOuat outline of estimated current mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t).  For the methodology used in the resource calculation, please refer to Madison’s March 19, 2004 news release that is posted on Madison’s web-site at www.madisonminerals.com.

SOUTHWEST ZONE:

Recent analytical results of note were returned from the Southwest Zone, a 400 to 500 metre northeast-southwest trending extension of the Black Zone, which is open to expansion to the south.  This mineralized trend correlates with a series of IP chargeability anomalies.  Numerous geochemically anomalous base and precious metal prospecting results ranging from 0.2 to 10.6 g/t gold and 12 to 40 g/t silver occur within this trend, including the recently received results over 37 metres from Trench #128, which is located near the postulated intersection of the South Pump Creek trend and the Southwest Zone:

Sample Interval (m)		Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au Equiv. (g/t)
	1.0 – 38.0	37.0	0.25	116.0	2.3	1.9	2.18
Incl.	1.0 – 7.0	6.0	0.44	385.0	6.4	2.9	6.86
and	15.0 – 20.0	5.0	0.68	104.0	0.9	3.2	2.41

The gold equivalent value is derived from results for gold and silver only, based on a 60:1 ratio.

Other trench results from the Southwest Zone include 1.97 g/t gold and 1.3 g/t silver over 10 metres in Trench #58 and 1.19 g/t gold and 2.7 g/t silver over 10 metres in Trench #53.

NORTH ROSCOELITE:

A series of deep exploration pits and auger samples, at 25 metre spacing along 50 metre line separation, have traced the near surface expression of the roscoelite-quartz vein mineralization a minimum of 200-300 metres north of previous sampling.  Of the 105 grid-based exploration pits excavated, 35 failed to reach bedrock due to overburden depth and of those pits successfully reaching bedrock, 10 pits returned favorably altered and mineralized geology hosting anomalous results ranging from 0.3 to 32.7 g/t gold and 4 to 230 g/t silver within the mineralized trend.  Limited trenching within the North Roscoelite mineralized trend returned a 4.2 metre section grading 17.2 g/t gold and 150 g/t silver.  This mineralized trend is associated with weak to moderate strength IP chargeability anomalies.

ROSCOELITE SOUTH EXTENSION

Detailed prospecting, exploration pit sampling and trenching along Madison’s east-west IP survey line 83800N has identified several new areas of interest associated with altered bleached sediments and intrusives.  Analytical results from this target area range from below detection to a high value of 4.25 g/t gold and 100 g/t silver associated directly with a strong IP chargeability feature on line 83800N.  These areas of favorably altered geology are south of previous drilling within the mineral resource outline at Mt. Kare and extend further southward to and beyond Madison’s southernmost IP survey line 83600N, a distance of 300 metres.  Madison will begin the step-out portion of its follow-up IP survey over these target areas to trace them further south.

SOUTH PUMP CREEK

Prospecting, exploration pit sampling and trenching have successfully expanded the north-south trending South Pump Creek zone a minimum of 100 metres north and 100 metres south of exploration drill hole 109 which intersected a 21 metre interval grading 1.67 g/t gold and 9 g/t silver.  Previously announced trench results south of previous drilling at South Pump Creek returned a 11.9 metre section grading 1.1 g/t gold, 42.4 g/t silver and 1.7% zinc.  The IP survey grid covered only the most northerly portion of this target zone where a weak-moderate chargeability feature appears to correlate with the mineralized trend.  The favorable results from Southwest Zone Trench #128 occur at the postulated intersection with the South Pump Creek mineralized trend.

CAMP ZONE AND LUKE’S HILL ZONE

Two additional areas, the Camp Zone and Luke’s Hill Zone, located immediately north of the Watts, Griffis & McOuat resource estimate outline, have been identified as favorable target areas by Madison’s recent IP survey results.  Detailed prospecting and exploration pitting have identified altered sediments, intrusives and base-metal veining coincident with IP chargeability anomalies at these two areas located at the eastern end of the previously defined Central Zone mineral trend.  Results are pending from the recent and ongoing sampling in these areas.

C-9 ZONE

Madison’s reinterpretation of previous drilling results in conjunction with strong IP chargeability anomalies suggests a northeasterly extension of the C-9 Zone.  This potential 200 metre extension lies beyond previous C-9 drilling evaluation and will be a priority drill target following completion of the planned 2005 in-fill and step-out IP geophysics and ongoing prospecting and trenching screening process.  Previous drill holes of note within the C-9 Zone include drill hole MK99-156 which returned 2.57 g/t gold over 76.5 metres including 4.30 g/t gold over 22.5 metres, and drill hole MK99-164 which returned 2.85 g/t gold over 67.5 metres including 4.75 g/t gold over 25.5 metres.

PINUNI CREEK STRUCTURAL CORRIDOR

The foregoing newly identified exploration targets are in addition to numerous geophysical features of interest previously located throughout the Pinuni Creek Structural Corridor.  One such target is the altered sedimentary geology intruded by the Red Hill intrusive units that correlate with distinct IP chargeability and resistivity features.  Red Hill is located 700 metres northeast of the Watts, Griffis & McOuat resource estimate outline.  The Pinuni Creek IP anomalies extend an additional two to three kilometres eastward of the resource outline.

Madison plans to drill all priority targets following receipt of results from the upcoming geophysical survey and compilation of ongoing ground exploration.  As a result of the large number of newly identified targets, Madison will be seeking additional financing in order to undertake this expanded drill program.

All samples have been collected by Madison’s Papua New Guinea field crews in accordance with industry standards and were submitted to SGS Labs in Australia.  G. McArthur P.Geo., a “qualified person” for the purposes of National Instrument 43-101 has verified the data disclosed in this news release including sampling, analytical and test data.  SGS Laboratory in Australia completed sample analysis.  Samples were fire assayed for gold, with AA finish; results for other elements used the ICP procedure.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON MINERALS INC.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of MADISON MINERALS INC. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on April 12, 2005, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.            To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2004.

2.            To fix the number of directors at five (5).

3.            To elect directors for the ensuing year.

4.            To appoint the auditor for the ensuing year.

5.            To authorize the directors to fix the remuneration to be paid to the auditor.

6.            To amend the Company’s stock option plan, as more fully set forth in the information circular accompanying this notice.

7.            To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 17th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

Madison Minerals Inc.

INFORMATION CIRCULAR
as at February 17, 2005

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Minerals Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited by hand, mail or fax with either the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (Fax no. (604) 689-8144), or with the office of the Company at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (Fax no. (604) 331-8773), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of the brokerage firms, banks or trust companies through which they purchased the shares.  More particularly, a person is a non-registered shareholder with respect to shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered shareholder deals with in respect of the shares, such as a bank, trust company, securities dealer or broker and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of this information circular and accompanying materials to the clearing agencies and Intermediaries for onward distribution to non-registered shareholders.

Intermediaries are required to forward this information circular and accompanying materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries will commonly use service companies to forward these documents to non-registered shareholders.  Generally, non-registered shareholders who have not waived the right to receive these documents will either:

a.    be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.  In this case, the non-registered shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above under “Appointment of Proxies”; or

b.    more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. The proxy authorization form will typically consist of a one page pre-printed form, however, it may also consist of a regular printed instrument of proxy accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In the latter case, in order for the form of proxy to validly constitute a proxy authorization form the non-registered shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered shareholders to direct the voting of the shares which they beneficially own.  Should a non-registered shareholder who receives one of the above forms wish to vote at the Meeting in person, the non-registered shareholder should strike out the names of the nominees of management named in the enclosed instrument of proxy and insert the non-registered shareholder’s name in the blank space provided.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”).  ADP typically either applies a special sticker to the proxy forms or provides its own form of proxy instruction solicitation form, mails those forms to the non-registered shareholders and asks non-registered shareholders to return the proxy forms to ADP or, in certain cases, to vote via e-mail.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions.  A non-registered shareholder receiving either a proxy with an ADP sticker on it or an ADP voting instruction solicitation form cannot use that proxy or ADP form to vote that non-registered shareholder’s common shares directly at the Meeting – the proxy or ADP voting instruction solicitation form must be returned to ADP (or, where possible, such instructions may be returned via e-mail) well in advance of the Meeting in order to have those common shares voted.

In all cases, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)         signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)         signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)         attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)         in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

IF A SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXYHOLDER IN ACCORDANCE WITH THOSE INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.  IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY INSTRUCTIONS IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE NOTICE OF MEETING TO WHICH THIS INFORMATION CIRCULAR IS ATTACHED.  IF ANY AMENDMENTS OR VARIATIONS TO SUCH MATTERS, OR ANY OTHER MATTERS, ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, WILL EXERCISE ITS DISCRETION AND VOTE ON SUCH MATTERS IN ACCORDANCE WITH ITS BEST JUDGMENT.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on February 17, 2005, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On February 17, 2005, 20,876,340 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue 60,000,000 common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Sprott Asset Management Inc.	2,213,000	10.6%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
NELL M. DRAGOVAN Vancouver, British Columbia Director and Audit Committee Member	June 5, 2003	138,302	Financier
CHET IDZISZEK Vancouver, British Columbia President, Chairman of the Board, Chief Executive Officer and Director	November 7, 1993	340,680	Geologist; President of Madison Minerals Inc., a mineral exploration company
DONALD W. KOHLS Lakewood, Colorado Director and Audit Committee Member	November 7, 1993	54,477	Independent geological consultant
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	July 23, 1996	Nil	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
J. G. STEWART Vancouver, British Columbia Director and Corporate Secretary	April 23, 1997	52,654(2)	Barrister and Solicitor

(1)   Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 17, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)   Of these shares, 51,154 shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

During the fiscal year ended October 31, 2004, the Company paid a total of $292,769 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2004, to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its “named executive officers” (“NEOs”) for the three most recently completed financial years, which are defined as its Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers whose individual total compensation for the most recently completed financial year exceeded $150,000. The following fairly reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under applicable Canadian law.

Cash and Non-Cash Compensation – Executive Officers and Directors

The Company currently has two NEOs:  Chet Idziszek, President and Chief Executive Officer, and Naomi Corrigan, Chief Financial Officer.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2004, 2003 and 2002 in respect of the individuals who were, at October 31, 2004, the Named Executive Officers.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (2) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Annual Compen-sation ($)
Chet Idziszek, President & Chief Executive Officer	2004 2003 2002	$133,125 $133,125 $133,125	Nil $2,500 $1,000	Nil Nil Nil	Nil 85,400 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan, Chief Financial Officer	2004 2003 2002	$40,119 $32,439 $46,897	Nil $2,500 $1,000	Nil Nil Nil	Nil 9,600 8,400	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:
(1)              Fiscal years ended October 31, 2004, 2003 and 2002.

(2)          Indicates options granted in each of the fiscal periods shown.

Options Grants in Last Fiscal Year

No stock options were granted during the fiscal year ended October 31, 2004, to the Named Executive Officers.

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Shares Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	Nil	N/A	N/A	N/A	N/A
Naomi Corrigan	Nil	N/A	N/A	N/A	N/A

Note:
(1) The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of the share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended October 31, 2004.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (1) ($)
Chet Idziszek	Nil	Nil	183,016	Nil
Naomi Corrigan	Nil	Nil	34,000	Nil

Note:
(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on October 29, 2004 which was $0.81, less the exercise price of in-the-money stock options.

Defined Benefit or Actuarial Plan Disclosure

No defined benefit or actuarial plans have been instituted by the Company, and none are proposed at this time.

Termination of Employment, Changes in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of:

(a)        the resignation, retirement or any other termination of the NEO’s employment with the Company;

(b)        a change of control of the Company; or

(c)        a change in the NEO’s responsibilities following a change in control.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which it provides cash or non-cash compensation  intended to serve as an incentive for performance over a period greater than one financial year.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Stock Appreciation Rights

Stock Appreciation Rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares.  No SARs were granted to or exercised by the Named Executive Officers or directors during the most recently completed financial year.

Composition of the Compensation Committee

The Company has no compensation committee.  The Company’s executive compensation program is administered by the Board of Directors, which is comprised of Chet Idziszek, Nell M. Dragovan, Donald W. Kohls, Robert A. Sibthorpe and James G. Stewart. Both Chet Idziszek and James G. Stewart are officers of the Company.

Report on Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries, particularly that for the CEO, are set at levels which are below those competitive with the base salaries paid by leading corporations of a size comparable to the Company within the resource industry.  However, share ownership opportunities in the form of incentive stock options are provided to align the interests of executive officers with the longer term interests of shareholders.  The performance of the Company does not generally factor into the CEO’s compensation from year to year.

Compensation for the CEO as well as for executive officers as a whole (except as noted below) consists of a base salary, along with a longer term incentive in the form of stock options granted.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.  This is also true for the Secretary of the Company, except that he does not have a base salary but instead receives fees for the provision of legal services to the Company.

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive stock options and to determine the terms and conditions of the options.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five fiscal year period commencing November 1, 1999 and ending October 31, 2004*.

*)          Assumes that the initial value of the Company's common shares and in the S&P/TSX Composite Index was $100 on November 1, 1999 and that all dividends were reinvested.

	Oct. 31, 2000	Oct. 31, 2001	Oct. 31, 2002	Oct. 31, 2003	Oct. 31, 2004
The Company	$24.00	$7.00	$15.00	$24.00	$81.00
S&P/TSX Composite	$132.85	$94.89	$86.12	$107.12	$122.25

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart, the Secretary and a director of the Company, received $97,250 for legal services rendered during the last completed fiscal year.

The Company did not grant any stock options to directors who are not Named Executive Officers of the Company during the fiscal year ended October 31, 2004.

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Nell Dragovan	Nil	N/A	N/A	N/A	N/A
Donald W. Kohls	Nil	N/A	N/A	N/A	N/A
Robert Sibthorpe	Nil	N/A	N/A	N/A	N/A
James G. Stewart	Nil	N/A	N/A	N/A	N/A

Notes:
(1)              The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of the grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2004, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) Exercisable
Nell Dragovan	Nil	Nil	89,800	N/A
Donald Kohls	Nil	Nil	69,000	N/A
Robert Sibthorpe	25,000	$36,250	30,000	N/A
James G. Stewart	Nil	Nil	125,000	N/A

Notes:
(1)              Value of unexercised in-the-money options calculated using the closing price of common shares of  the Company on the TSX Venture Exchange on October 29, 2004, which was $0.81, less the exercise price of in-the-money stock options.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2004.

securities authorized for issuance under equity compensation plans

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2004, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,032,200	$1.02	164,600
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,032,200	$1.02	164,600

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INformed persons in material transactions

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on October 30, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company to fill the vacancy.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule “A” to this Information Circular.

The Company’s audit committee is comprised of three directors, Nell Dragovan, Donald Kohls and Robert Sibthorpe.  As defined in MI 52-110, Nell Dragovan is not “independent” and Donald Kohls and Robert Sibthorpe are “independent”.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees incurred by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
October 31, 2004	$25,000	Nil	Nil ʿ¹ʾ	Nil
October 31, 2003	$23,000	$368	$4,000 ʿ¹ʾ	Nil

ʿ¹ʾFees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by Canada Revenue Agency.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(d)        each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(e)        each proposed nominee for election as a director of the Company; and

(f)        each associate or affiliate of any of the foregoing.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the board and who are charged with the day to day management of the Company.  The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  As a Tier 1 company listed on the TSX Venture Exchange, the Company is required to disclose to shareholders on an annual basis information about its corporate governance practices and processes, and is encouraged to comply with the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the “Exchange Guidelines”).

The board considers good corporate governance to be central to the effective and efficient operations of the Company.  While the Exchange Guidelines are not requirements, but rather recommendations, the intention of the board is to set in place Company practices that are substantially aligned with the Exchange Guidelines and other applicable corporate governance guidelines.  The board believes that a flexible approach to corporate governance practices is important in order to allow the Company to adopt a governance framework best suited to the Company.  The board believes that in the case of some of the Exchange Guidelines, alternative approaches may be preferable given the Company’s particular circumstances.

The following table indicates how the corporate governance practices of the Company align with the Exchange Guidelines:

Exchange Guidelines	Current and Intended Corporate Governance Practices of the Company
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

The board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The board meets at least twice during the year to review ongoing business of the Company.  The board also meets when matters arise that require consideration prior to the next regularly scheduled meeting.

(a) Adoption of a strategic planning process

Each year the board reviews the strategic business plan and corporate objectives of the Company, which includes approval of the annual operating plan and approval of capital expenditures, acquisitions, dispositions, investments and financings.

The board monitors management on a regular basis.  Management of the Company is aware of the need to obtain board approval for significant corporate or business transactions outside of the normal course of business.  Less significant activities which can be addressed by management are often reported to the board, with whom management has an excellent working relationship.

(b) Identification of principal risks, and implementing risk management systems	The board and its audit committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks on an ongoing basis.
(c) Succession planning and monitoring senior management

The entire board is responsible for this function, which includes appointing senior management and monitoring their performance. In order to train, develop and retain senior management, the board encourages professional and personal development activities and courses.  Due to the current size of the Company, there is no formal job description or succession planning program in place.

(d) Communications policy

The board believes that its communications with shareholders and others interested in the Company are responsive and effective.  The Company formally maintains communication with its shareholders and other interested parties through various channels, including annual and quarterly reports, news releases and statutory filings.  Management is available to shareholders to respond to questions and concerns on a prompt basis.  Information is also widely available at the Company’s website located at www.madisonminerals.com. Shareholders may contact the Company via the website, by e-mail or by telephone.  The president and secretary have primary responsibility for reviewing disclosure documents and ensuring compliance with continuous disclosure requirements with dissemination authorized only by the president and secretary.

(e) Integrity of internal control and management information systems

The board and its audit committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management.  The audit committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2. Majority of directors should be unrelated

The board is comprised of five directors, of whom two can be defined as “unrelated directors” or “directors who are independent of management and free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings” and does not have interests in or relationships with the Company.  To the best of the Company’s knowledge, the Company does not have a significant shareholder.

3. Disclose, for each director, whether he is related, and how that conclusion was reached	Chet Idziszek is considered to be a related director because he is the president and CEO of the Company and therefore a member of management.
James Stewart is considered to be a related director because he is the secretary of the Company and therefore a member of management.
Nell Dragovan is considered to be a related director because she is the spouse of Chet Idziszek.

Donald Kohls and Robert Sibthorpe are unrelated directors because they are independent of management of the Company, and are not subject to influence by any particular shareholder of the Company and do not have any business, employment or other relationships with the Company.

The shareholdings of each current director is disclosed in the management information circular for the Company’s most recent annual general meeting under the heading “Election of Directors”.

4.           Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis

The Company does not have a Nominating Committee. The entire board is responsible for recruiting new directors, proposing new director nominees and reviewing the performance and qualifications of existing directors.

5. Implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors

The board reviews, on a regular basis, its size and composition.  It also regularly assess its effectiveness as a whole, the effectiveness of its committees and the contributions of individual directors.

6. Provide an orientation and education program for new directors

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally.  The board considers that the adoption of a formal orientation and education program for new directors is not presently warranted given the size of the Company and the current composition of the board. Senior management provides regular reports to the directors on the Company’s activities.

7. Implement a process to examine size of board, with a view to improving effectiveness

The board is of the view that its current size (five directors) is conducive to effective decision-making. However, the board would consider adding an additional unrelated director, if a suitable candidate was available.

8. Board should review compensation of directors in light of risks and responsibilities

There are no arrangements under which directors are compensated by the Company and its subsidiaries. The board reviews the Company’s stock option plan annually and determines the number, if any, of options to be granted to directors, officers and employees.

9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	There is currently one committee of the board, the audit committee. The audit committee has a charter which sets out its specifically defined mandate.

The audit committee generally meets at least once each quarter and reviews the annual and quarterly financial statements.  Through meetings with external auditors and senior management, the audit committee discusses, among other things, the effectiveness of the internal control procedures established for the Company.  The members of the audit committee are Nell Dragovan, Donald Kohls and Robert Sibthorpe, two of whom are unrelated directors.

Other matters are considered by the full board. As required by applicable law or when circumstances warrant, the board may strike ad hoc committees.
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues

The board is currently responsible for the Company’s approach to corporate governance issues, and conducts regular reviews of the Company’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws, drawing, in part, upon the expertise of the Company’s external auditors and corporate legal counsel.

11.          The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and the Chief Executive Officer involving the definition of the limits to management’s responsibilities

There are no formal job descriptions for directors or for management.  The directors of the Company require management of the Company to provide complete and accurate information with respect to management’s activities and to provide relevant information concerning the industry in which the Company operates.  The board monitors and assesses management through its regular contact with the management team, most of whom provide reports to the board or its committees at meetings.

12. Implement structures and procedures to ensure the Board can function independently of management

There are no special structures in place to facilitate the functioning of the directors of the Company independently of management. However, the outside directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.

13. Establish an audit committee, composed only of outside directors, with a specifically defined mandate	See item 9 above.
14. Implement a system to enable individual directors to engage outside advisors, at the Company’s expense

The directors of the Company have not implemented any formal system enabling an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.  Upon notice to the president and CEO, all directors have the right to seek legal advice at the Company’s expense.  Other outside advisors may be engaged at the Company’s expense upon request to the board.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company currently has in place an incentive stock option plan (the “Plan”) which makes a maximum of 1,196,800 common shares of the Company available for issuance pursuant to the grant of options thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Company is proposing to amend the Plan to convert it into a “rolling” stock option plan, by changing the maximum number of options which may be granted under the Plan from a fixed number to a maximum of 10% of the number of shares of the Company outstanding at the time the options are granted.  In accordance with the policies of the Exchange such an amendment requires the approval of the shareholders of the Company, and such a rolling plan will require the ongoing approval of the shareholders of the Company on an annual basis.

The exercise price of stock options granted will be determined by the Board and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts.  All options granted under the Plan will have a maximum term of ten years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED THAT:

1.           Subject to the approval of the TSX Venture Exchange, the amendment to the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company’s Information Circular dated February 17, 2005, be and is hereby approved.

2.           Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.  V6E 2E9 during normal business hours, by mail at that address, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 17th day of February, 2005.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

MADISON MINERALS INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

•      the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•      the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•      the independence and performance of the Company’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors.  Members of the Committee shall be appointed by the Board and may be removed by the Board at its discretion.  The members of the Committee shall elect a Chairman from among their number.  A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company.  All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company.  With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based in its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor.  The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor, including the resolution of disagreement between management and the auditor regarding financial reporting.  The independent auditor shall report directly to the Committee, and the Committee will implement structures and procedures as it deems necessary to ensure that it meets with the auditor on a regular basis independent of management.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.           Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.           Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.           Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.           Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.           Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.           The Committee will review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in paragraphs 4 and 5 above, and periodically assess the adequacy of those procedures.

7.           Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

8.           Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies.  This review may include discussions with the independent auditor without the presence of management.

9.           Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

10.         Unless otherwise permitted by applicable securities laws, pre-approve all non-audit services to be provided to the Company by the independent auditor, together with estimated fees, and consider the impact, if any, on the independence of the auditor.

11.         Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

12.         The Committee will review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

13.         Establish and review the Company’s procedures for the:

•      receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•      confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

1.           Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities.  The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

15.         Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Year Ended	Date of Report YY/MM/DD
MADISON MINERALS INC. (formerly Madison Enterprises Corp.)	October 31, 2004	2005/02/23
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madisonminerals.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2005/02/23
Director’s Signature “Nell Dragovan”	Print Full Name Nell Dragovan	Date Signed YY/MM/DD 2005/02/23

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON MINERALS INC. (formerly Madison Enterprises Corp.)

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2004

1.           (a)   Deferred costs:

              See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

(b)    Breakdown of Office and Rent costs:

Office	$83,832
Rent	123,850
$207,682

(c)     Breakdown of Public Relations costs:

Expenses	$5,835
Fax	10,366
Investment conferences	5,757
Investor relations consultants	86,982
Internet	40,864
Printing	7,668
$157,472

2.         Expenditures made to non-arm’s length parties:

              See Schedule A – Notes to Interim Financial Statements, Note 9.

3.         (a)   Securities issued during the period (post-consolidated basis):

                      See Schedule A – Notes to Consolidated Financial Statements, Note 6 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

18-Nov-03	Common shares	Exercise option	33,000	$0.85	$28,050	Cash
25-Nov-03	Common shares	Exercise warrants	20,000	$1.00	$20,000	Cash
28-Nov-03	Common shares	Exercise warrants	7,500	$1.25	$9,375	Cash
01-Dec-03	Common shares	Exercise option	10,000	$0.85	$8,500	Cash
01-Dec-03	Common shares	Exercise option	10,000	$0.75	$7,500	Cash
17-Dec-03	Common shares	Exercise option	2,000	$0.85	$1,700	Cash
18-Dec-03	Common shares	Exercise option	25,000	$0.85	$21,250	Cash
29-Dec-03	Common shares	Exercise option	15,000	$1.00	$15,000	Cash
02-Jan-04	Common shares	Exercise warrants	7,500	$1.25	$9,375	Cash
19-Jan-04	Common shares	Exercise warrants	2,000	$1.00	$2,000	Cash
22-Jan-04	Common shares	Exercise option	20,000	$1.00	$20,000	Cash
30-Jan-04	Common shares	Exercise warrants	10,000	$1.25	$12,500	Cash
03-Feb-04	Common shares	Exercise option	100,000	$1.00	$100,000	Cash
13-Feb-04	Common shares	Exercise warrants	66,300	$1.25	$82,875	Cash
13-Feb-04	Common shares	Exercise warrants	3,400	$1.25	$4,250	Cash
16-Feb-04	Common shares	Exercise warrants	163,750	$1.25	$204,688	Cash
16-Feb-04	Common shares	Exercise warrants	336,250	$1.25	$420,313	Cash
18-Feb-04	Common shares	Exercise warrants	25,000	$1.25	$31,250	Cash
23-Feb-04	Common shares	Exercise warrants	50,000	$1.25	$62,500	Cash
23-Feb-04	Common shares	Exercise warrants	260,700	$1.25	$325,875	Cash
26-Feb-04	Common shares	Exercise warrants	12,000	$1.00	$12,000	Cash
18-May-04	Common shares	Private placement	610,800	$1.50	$673,700	Cash-see note 5a)
18-May-04	Common shares	Private placement	25,000	$1.50	$0	Finance fee-see note 5a)

(b)   Options granted during the period (post-consolidated basis):

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

03-Dec-03	20,000	Director	Douglas Brown	$2.30	03-Dec-08
10-Mar-04	50,000	Consultant	Stewart Armstrong	$1.75	10-Mar-09
10-Mar-04	65,000	Consultant	David Scott	$1.75	10-Mar-09

4.           (a)   Authorized and issued share capital at October 31, 2004

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	60,000,000	17,124,316	$58,131,339

            (b)   Summary of options and warrants outstanding at October 31, 2004

Security	Number or Amount	Exercise or convertible price	Expiry Date

Options	428,116	$0.85	March 6, 2006
Options	100,400	$0.75	May 21, 2007
Options	368,684	$1.00	December 30, 2007
Options	20,000	$2.30	December 3, 2008
Options	115,000	$1.75	March 10, 2009
Warrants	378,333	$1.00	November 5, 2004
Agent Warrants	124,113	$1.00	November 5, 2004
Warrants	305,400	$1.50	May 18, 2006
Agents Warrants	73,296	$1.50	May 18, 2006

              (c)   Shares in escrow or subject to a pooling agreement as at October 31, 2004

Number of Shares
Escrow	NIL

5.           List of Directors and Officers as at February 23, 2005

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON MINERALS INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2004, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  The Company’s future mineral exploration and potential mining activities in Papua New Guinea may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.

As at October 31, 2004, the Company had incurred $34,368,063 in exploration of its Mt. Kare Property in Papua New Guinea.  Significant expenditures to October 31, 2004 include the following:

Category	Amount	Percentage of Total Expenditures
Camp costs	$7.7 million	23%
Community relations	$3.8 million	11%
Contractors	$6.4 million	19%
Drilling	$7.0 million	20%
Helicopter	$3.8 million	11%

Camp costs make up a significant portion of the Company’s historical expenditures at Mt. Kare due to the need to build exploration support infrastructure in a remote part of Papua New Guinea.  Most of the construction required helicopter support, as there is no road access to the Mt. Kare Property.  Similarly, all drilling requires helicopter support.  To date, the Company has completed 240 diamond drill holes totalling 37,958.3 metres.  Community relations costs incurred were necessary in order to promote stability in an area with no government infrastructure and include health, education and security costs.  The majority of the Company’s exploration work has been and continues to be carried out by independent contractors.   All of these amounts were incurred to advance the exploration of the Mt. Kare Property.  The Company expects the proportion of camp costs and community relations costs to decrease as the Company increases its exploration activities at Mt. Kare.

To date, the existing mineral resources at Mt. Kare have been estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t).

During the fiscal year ended October 31, 2004, the Company incurred exploration expenditures of $2,258,966 on the Mt. Kare Property as a result of the two-phase program of geophysical surveying and diamond drilling undertaken by the Company during the fiscal year ended October 31, 2004.  This program was comprised of 44.6 line kilometres of IP geophysical surveying, prospecting, trenching, mapping and five diamond drill holes totalling 1,171 metres.  Significant components included camp and community relations costs of $390,285 and $497,179 respectively.  Community relations costs were higher than the previous year due to costs associated with the renewal process for the Company’s exploration license as were land and legal costs of $188,801 for the same reason.  Other significant components were costs of contractors and geological staff of $304,077, drilling costs of $221,736 and helicopter support costs of $487,402.  The Company’s 2004 exploration program was undertaken to permit the Company to determine whether to continue to seek to expand the estimated resource or begin the preparation of a feasibility study on the current resource.  Based on the results obtained from the 2004 program, the Company will continue to seek to expand the estimated resource and begin the preparation of a feasibility study subsequent to the end of the current fiscal year.  In addition to expanding the main zone of mineralization, future exploration is also planned to explore several adjacent zones of mineralization including the Pinuni Creek area to the north and the Lower Maratani and Pump Creek areas to the south.  Work planned for the current fiscal year includes continued geologic mapping and trenching programs to evaluate the numerous geophysical anomalies identified in 2004 along with additional IP geophysical surveying to better define and further delineate many of the higher priority targets identified during the initial survey.  Subject to financing, additional drilling is also planned to continue extension and expansion of the known zones of mineralization as well as to identify new areas hosting potential mineral reserves.

As at October 31, 2004, the Company had incurred $1,713,299 in exploration of its Lewis Property in the State of Nevada.  During the fiscal year ended October 31, 2004, the Company incurred exploration expenditures of $435,149 on the Lewis Property, comprised primarily of costs of assaying and contractors and geological staff of $64,631 and $161,637, respectively.  During the fiscal year ended October 31, 2004, the Company undertook a preliminary prospecting and sampling program to the north and northeast of the Company’s previous drilling along the Virgin Structural Zone.  Target areas evaluated included the Trinity, White & Shiloh and Hider structural trends.  The exploration program included analysis of 25 rock samples and approximately 200 soil samples.  A number of encouraging precious metal and base metal results were identified, worthy of follow-up evaluation.  The soil sampling was over four widely spaced grid lines at the Trinity structural trend.  Results from a mobile metal ion analysis of the soil samples has partially outlined a nearly continuous, geochemically anomalous trend measuring a minimum of 3,000 metres in length and averaging 40 to 50 metres in width.

Exploration within the Lewis Property has outlined a virtually identical geological environment to that underlying the Phoenix-Fortitude area, including a direct on-strike extension to the hosting Antler Sequence stratigraphy (Edna Mountain, Antler Peak and Battle Formations), controlling structures (Virgin and Copper Canyon Structural Zones) and mineralization style.  The Lewis Property covers an area including a three mile strike extent of highly prospective ground northward along this favourable stratigraphic-structural corridor.

The most advanced gold target on the Lewis Property is the Virgin Structural Zone. Surface exposures and limited preliminary drilling by previous operators have partially traced the Virgin Structural Zone for a minimum strike length of approximately 1,000 feet on the Lewis Property.  On the adjacent Phoenix-Fortitude Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralising conduit to the favourable calcareous Antler Sequence stratigraphy, host to the majority of Newmont’s reported reserves.

The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling.  The Company will also compile and evaluate in greater detail all data related to the Copper Canyon-Buena Vista structural zone to the west, the northern extension of the Virgin Structural zone and the Trinity structural zone to the northeast in order to further define areas of potential economic interest.  Portions of these areas will also be evaluated during the geologic mapping, surface geochemistry and geophysics program focussed at the Virgin target area.  Subject to financing, the Company will undertake a drilling evaluation of favourable targets at Buena Vista and Trinity in conjunction with further drilling at the Virgin Structural Zone.

Fiscal Year Ended October 31, 2004 Compared to Fiscal Year Ended October 31, 2003

During the fiscal year ended October 31, 2004, the Company recorded interest income of $9,258 and a foreign exchange loss of $5,352.  During the fiscal year ended October 31, 2003, the Company recorded interest income of $84,658, a foreign exchange gain of $9,653 and a loss on sale of marketable securities of $15,744.

Expenses for the fiscal year ended October 31, 2004 were $974,649 up from $807,583 for the fiscal year ended October 31, 2003.  This increase is primarily due to costs associated with seeking financing during the period.  In this regard, consulting fees increased by $36,454; legal fees increased by $18,310; public relations costs increased by $71,264; and travel costs increased by $19,455.  In addition, net office and rent increased by $19,617 and wages increased by $27,092 as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.

The net loss for the fiscal year ended October 31, 2004 was $970,743 or $0.06 per share as compared with a net loss for the fiscal year ended October 31, 2003 of $729,046 or $0.05 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2005.  Loss per share for the fiscal year ended October 31, 2003 has been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

Fiscal Year Ended October 31, 2003 Compared to Fiscal Year Ended October 31, 2002

During the fiscal year ended October 31, 2003, the Company recorded interest income of $84,658, a foreign exchange gain of $9,653 and a loss on sale of marketable securities of $15,744.  During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.

Expenses for the fiscal year ended October 31, 2003 were $807,583, up from $678,381 for the fiscal year ended October 31, 2002.  This increase is primarily due to increased stock based compensation that increased to $158,853 for the fiscal year ended October 31, 2003 from $30,131 for the fiscal year ended October 31, 2002 as a result of the Company having adopted the fair value method of accounting for stock options.  In addition, filing fees increased by $16,206 due to filings for approval of executive compensation, filing fees associated with financings undertaken during the period and increased fees for the filing of financial statements and other continuous disclosure documents; legal fees increased by $37,471 primarily as a result of financings undertaken during the period; net office and rent costs decreased by $17,506 due to a reduction in the size of the Company’s office premises; public relations expenses decreased slightly by $2,886 as a result of decreased public relations activity; travel increased by $7,456 as a result of the reimbursement of travel expenses for the President of the Company pursuant to his employment contract which was entered into during the period; wages decreased by $55,157 as a result of wage reimbursements from companies sharing office premises and staff with the Company.

The net loss for the fiscal year ended October 31, 2003 was $729,046 or $0.05 per share as compared with a net loss for the fiscal year ended October 31, 2002 of $677,995 or $0.07 per share. Loss per share for the fiscal years ended October 31, 2003 and 2002 have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended October 31, 2001

During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.  During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.

Expenses for the fiscal year ended October 31, 2002 were $678,381, up slightly from $645,644 for the fiscal year ended October 31, 2001.  This increase is primarily due to increased wages.  Wages for the fiscal year ended October 31, 2002 increased to $297,325 from $230,399 for the fiscal year ended October 31, 2001, largely as a result of a greater percentage of wages being allocable to general and administrative expenses rather than to resource properties.

The net loss for the fiscal year ended October 31, 2002 was $677,995 or $0.07 per share as compared with a net loss for the fiscal year ended October 31, 2001 of $3,089,812 or $0.34 per share. Loss per share for the fiscal years ended October 31, 2002 and 2001 have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.  One of the Company’s two principal properties, the Mt. Kare Property, is located in Papua New Guinea, and as a result the Company's operations on the property may be subject to additional risks.

The Company’s mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At October 31, 2004, the Company had a working capital deficit of $608,888.  Subsequent to the end of the fiscal year ended October 31, 2004, the Company carried out a brokered private placement to generate gross proceeds of $2,375,815 which management believes will be sufficient to meet the Company’s general and administrative expenses, the cost of the next phase of exploration on its Mt. Kare Property and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

October 31, 2004 Compared to October 31, 2003

At October 31, 2004, the Company's current assets totalled $119,613 compared to $950,364 at October 31, 2003.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property.  During the same period, total liabilities increased to $728,501 from $128,994.   As a result of these same factors, the Company had a working capital deficiency of $608,888 at October 31, 2004 as compared with working capital of $821,370 at October 31, 2003.  The Company had no long-term debt at either October 31, 2004 or October 31, 2003.

At October 31, 2004, the Company had total assets of $46,127,849 as compared with $44,267,125 at October 31, 2003.  This increase is due principally to expenditures on resource properties financed by the sale of share capital during the year.

Share capital as at October 31, 2004 was $58,131,339, up from $55,882,956 as at October 31, 2003 due to the issuance of share capital.  During the fiscal year ended October 31, 2004, the Company issued 610,800 common shares at a price of $1.25 per share pursuant to a private placement to generate net cash proceeds of $672,161, 964,400 shares pursuant to the exercise of share purchase warrants to generate net cash  proceeds of $1,197,000, 215,000 shares pursuant to the exercise of incentive stock options to generate net cash proceeds of $202,000 and 25,000 shares recorded at a value of $31,250 as a corporate finance fee in connection with the brokered private placement.

The Company's largest cash outflow in the fiscal years ended October 31, 2004 and October 31, 2003 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2004, the Company incurred property expenditures of $2,694,115, compared to $2,142,394 during the fiscal year ended October 31, 2003.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2003 Compared to October 31, 2002

At October 31, 2003, the Company's current assets totalled $950,364 compared to $368,397 at October 31, 2002.  The increase is primarily attributable to the sale of share capital.  During the same period, total liabilities increased slightly to $128,994 from $124,397.   As a result of these same factors, working capital was $821,370 at October 31, 2003 as compared with working capital of $244,000 at October 31, 2002.  The Company had no long-term debt at either October 31, 2003 or October 31, 2002.

At October 31, 2003, the Company had total assets of $44,267,125 as compared with $41,586,554 at October 31, 2002.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2003 was $55,882,956, up from $52,787,448 as at October 31, 2002 due to the issuance of share capital.  During the fiscal year ended October 31, 2003, the Company issued 800,667 common shares at a price of $0.75 per share pursuant to a private placement to generate net cash proceeds of $539,181, 2,200,000 common shares at a price of $1.00  per share pursuant to a private placement to generate net cash proceeds of $1,998,311, 1,052,000 shares pursuant to the exercise of share purchase warrants to generate net proceeds of $638,400, 29,600 shares pursuant to the exercise of incentive stock options to generate net proceeds of $23,400 and 58,706  shares recorded at $46,875 as compensation for certain employees and consultants. References to share amounts have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

The Company’s largest cash outflow in the fiscal years ended October 31, 2003 and October 31, 2002 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2003, the Company incurred property expenditures of $2,142,394, compared to $1,067,823 during the fiscal year ended October 31, 2002.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2002 Compared to October 31, 2001

At October 31, 2002, the Company's current assets totalled $368,397 compared to $1,232,047 at October 31, 2001.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property.  During the same period, total liabilities decreased slightly to $124,397 from $133,149.   As a result of these same factors, working capital was $244,000 at October 31, 2002 as compared with working capital of $1,098,898 at October 31, 2001.  The Company had no long-term debt at either October 31, 2002 or October 31, 2001.

At October 31, 2002, the Company had total assets of $41,586,554 as compared with $41,372,266 at October 31, 2001.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2002 was $52,787,448, up from $51,916,544 as at October 31, 2001 due to the issuance of share capital.  During the fiscal year ended October 31, 2002, the Company issued 1,740,000 common shares at a price of $0.50 per share pursuant to a private placement to generate net proceeds of $775,468 and issued 64,000 shares recorded at $32,000 pursuant to a finder’s fee and 116,716 shares recorded at $63,436 as compensation for certain employees and consultants. References to share amounts have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended October 31, 2004.

The Company’s largest cash outflow in the fiscal years ended October 31, 2002 and October 31, 2001 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2002, the Company incurred property expenditures of $1,067,823, compared to $1,438,157 during the fiscal year ended October 31, 2001.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The major measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal years ended October 31, 2004, 2003 and 2002 would have increased by $12,307,020, $2,142,394 and $1,067,823, respectively.

Outlook

For the remainder of the fiscal year ending October 31, 2005, the Company’s activities will focus on the exploration of the Mt. Kare Property and, subject to financing, the Lewis Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year unless it accelerates all planned exploration on its Mt. Kare and Lewis properties such that it is carried out during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS  OF

MADISON MINERALS INC.

TO BE HELD AT:      Suite 2000 – 1055 West Hastings Street

                                            Vancouver, British Columbia

                                            ON TUESDAY, APRIL 12, 2005 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ____________________  (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ___________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at five (5)			N/A
4. To elect as Director, Nell M. Dragovan		N/A
5. To elect as Director, Chet Idziszek		N/A
6. To elect as Director, Donald W. Kohls		N/A
7. To elect as Director, Robert Sibthorpe		N/A
8. To elect as Director, J. G. Stewart		N/A
9. To amend the Company’s stock option plan, as more fully set forth in the Information Circular accompanying this Proxy			N/A
10. To transact such other business as may properly come before the Meeting			N/A

THIS PROXY MUST BE SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.     This Proxy is solicited by the Management of the Company.

2.     This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.     If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.     A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.                             A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)               appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)     appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.                             The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.                             If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)     and     Internet voting at http://www.stocktronics.com/webvote

MADISON MINERALS INC.

(the "Company")  CUSIP NO. 557808102

TO:        Registered and Non-Registered Shareholders of the Company

RE:         REQUEST FOR INTERIM FINANCIAL STATEMENTS

National Policy Statement 54-102 of the Canadian Securities Administrators, Interim Financial Statements and Report Exemption, provides shareholders with the opportunity to elect annually to have their names added to an issuer’s Supplemental Mailing List in order to receive interim financial statements of the Company.  If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and return this form by mail or fax to:

MADISON MINERALS INC.

Suite 2000, 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

[Fax #604-331-8773]

The undersigned certifies to be the owner of securities of MADISON MINERALS INC.  and requests to be placed on the Company=s Supplemental Mailing List in order to receive the Company=s interim financial statements.

DATED: _____________________, 2005

NAME:
(please print)
ADDRESS:

Signature

Name and Title of Person signing, if different from name above

NOTE:   As the supplemental list will be updated each year, a Request for Interim Financial Statements will be required annually in order to remain on the list.